PANNONPLAST INDUSTRIES PLC.
Chairperson - CEO
H-1225 Budapest, Nagytétényi út 216-218.
)7-1928



Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Stop 3-9

Budapest, May 13, 2003

Re: Pannonplast Rt. (the "Company") - File No. 82-4548

Ladies and Gentlemen:

Enclosed please find the following document regarding the Company:

Extraordinary Announcement

The enclosed information is being furnished to the Securities and Exchange Commission (the "Commission") pursuant to the exemption from the Securities Exchange Act of 1934, as amended (the "Exchange Act"), afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purposes that the Company is subject to the Exchange Act.

If you have any further questions or comments, please contact us.

Sincerely,



Dr. Erzsébet Fehér

Enclosure



File No. 82-4548

Extraordinary Announcement on Personal Change

The Board of Directors of Pannonplast Plc. has elected Ms. Erzsébet Fehér, PhD. as Chairperson of the Board, who will also perform the duties of the Chief Executive Officer until June 30, 2003.

Ms. Erzsébet Fehér is a chemical engineer and doctor of technical sciences. She has been in charge of Pannonplast Plc. or its predecessor since June 1, 1978. Under her guidance the company became a determinant player of the plastic processing industry in Hungary. In common with the strategic alliances, the company established manufacturing facilities in the neighbouring countries to produce the market leading products of Pannonplast. The 18 member companies of the Group are prepared to fulfill the quality, health and environment regulations of the EU.

From among its members, the Board of Directors has appointed Mr. János Illéssy, PhD., as Chief Executive Officer of Pannonplast Plc. as of July 1, 2003.

MSc, MBA, PhD. Mr. Illéssy graduated from the Budapest Institute of Technology as electrical engineer in 1987. Between 1989 and 1990 he attended the Young Manager Program in Budapest, followed by the MBA course in the University of Pittsburgh (USA). From 1992 to 1996 he conducted doctoral studies focusing on financial economics, also in the United States. Mr. Illéssy speaks English fluently and has basic command of German. He's 41 and father of three children.

After graduation he immediately joined Pannonplast's predecessor. In 1989 he was moved to Dexter Rt, a member of the group, where he worked as a Controller between 1990 and 1992. Simultaneously, he was senior privatization advisor of Pannonplast. After the doctoral studies, in 1996, Mr. Illéssy returned to become the Chief Financial Officer of the holding company. Besides the overall group financial management, he participated in strategic decisions and served as chief investor relations officer. He has been a member of Pannonplast's Board of Directors since April 29, 1998.
Between June 11, 2001 and June 30, 2003 Mr. Illéssy serves as a CFO at BNP Paribas Hungária Bank Rt., overseeing the bank's accounting and controlling activities.

Budapest, May 13, 2003

Pannonplast Plc.